Use of Funds Worksheet

	Minimum	Maximum
Raise Amount	25000	$107,000
Wunderfund Fees (8%)	2000	$8,560
Net Proceeds	23000	$98,440
Marketing	1500	$18,000
Bank Charges	0	$0
Legal/Professional	500	$2,500
Website	0	$0
Cash on Hand	0	$6,142
Office Expenses	0	$0
Salaries	19998	$69,798
Inventory	1002	$2,000
Other		